CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

November 12, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attn:                    Maryse Mills-Apenteng, Special Counsel

Katherine Wray, Attorney-Advisor

Jaime John, Staff Accountant

Patrick Gilmore, Branch Chief — Accounting

Barbara C. Jacobs, Assistant Director

Re:                             GFI Software S.A.
Registration Statement on Form F-1
File No. 333-184731

Ladies and Gentlemen:

We are submitting this letter on behalf of GFI Software S.A. (the “Company”) to provide information requested by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with its review of the Company’s Registration Statement on Form F-1 (File No. 333-184731).  Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purpose of this letter is to notify the Staff that the underwriters’ proposed preliminary price range is expected to be $[****] to $[****] per share, after giving effect to a 3-for-1 reverse stock split, based on an aggregate amount of approximately 110,627,464 of the Company’s common shares outstanding.  Given the inherent volatility and uncertainty in the capital markets,

CONFIDENTIAL TREATMENT REQUESTED BY GFI SOFTWARE S.A.
GFI SOFTWARE S.A.-1

this range may change; however, it represents the best estimate of the price range as of the date of this letter.

Please do not hesitate to contact me by telephone at (212) 728-8981 or by email at melwyn@willkie.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Morgan D. Elwyn

Morgan D. Elwyn, Esq.
Willkie Farr & Gallagher LLP

CONFIDENTIAL TREATMENT REQUESTED BY GFI SOFTWARE S.A.
GFI SOFTWARE S.A.-2